Form C

Cover Page

Name of issuer:

MyStreme, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 7/12/2022

Physical address of issuer:

4320 Modoc Rd.
Suite F
Santa Barbara CA 93110

Website of issuer:

https://www.onedoorstudios.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☑ Common Stock
☐ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

15,307

Price:

$4.90000

Method for determining price:

Dividing pre-money valuation $49,000,000.00 by number of shares outstanding on fully diluted basis.

Target offering amount:

$75,004.30

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$4,049,997.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

MyStreme, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jason Brents	Producer and President of OneDoor Studios	OneDoor Studios LLC	2022
Chuck Hasek	CEO North America	MyStreme, Inc.	2022
Robert Ghim	CEO International	MyStreme, Inc.	2022
John Lee	Producer and CEO of OneDoor Studios	OneDoor Studios LLC	2022
Stephen Wollwerth	Producer and CCO of OneDoor Studios	OneDoor Studios LLC	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Thomas Elisher	Secretary	2022
Daniel Brian Cobb	Chief Marketing Officer	2022
Chuck Hasek	North American CEO	2022
Robert Ghim	International CEO	2022

John Lee	Treasurer	2022
John Lee	Executive Chairman	2022
John Lee	Principal Financial Officer	2022
John Lee	Principal Accounting Officer	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
One Door Studios, LLC (30% owned by Simple Little Stories, LLC, 30% by 3GatesFilms LLC, 30% by Lady of the Lake, LLC)	5850000.0 Common Capital Stock	58.5
Robert Ghim	2000000.0 Common Capital Stock	20.0
Chuck Hasek	2000000.0 Common Capital Stock	20.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> This is a brand-new company.
>
> While over three years of research and planning have gone into the formation of and vision for the Company, incubated within its parent company One Door Studios, prior to becoming its own legal entity, it has no history, no customers, and no revenues. If you are investing in this company, it's because you think this is a good idea, that the management team can execute it better than the competition, and that they can price it right and sell it to enough people that the company will succeed. While we are led by a team with decades of experience in building and operating successful video streaming services, and in business leadership for entertainment and media companies, you are taking all these things on faith, because it's impossible to know what will happen.
>
> We believe that what we're doing has never been done before.
>
> We are (to our knowledge) the first company to attempt our business model. Our thesis is that our product will give us a competitive advantage. However, our thesis could be wrong. Even if it's not, our ability to maintain our competitive advantage will depend on our ability to protect our concept, trade secrets, and any other intellectual property that we develop or acquire. See section above entitled "Intellectual Property." Other companies with more resources than we have may find a way to copy our idea. We may need to enter into costly and attention-diverting litigation to protect our patent rights; or we may not have the resources to do so and would lose this competitive edge. If that happens, we may need to alter our business plan to move toward a niche market, exclusive content, or unique brand position, and there is no guarantee we would be successful.
>
> Our auditor has issued a "going concern" opinion.
>
> Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business

without additional financing. As of the date of our last audited financial statements, we have not yet commenced planned principal operations. To date, we have not yet generated any revenue. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations.

The Company is going to need more money.

Even if the Company sells all the Class CF Common Stock it's offering now, it will need to raise additional capital to meet its operating needs and fulfill its plans. If the Company is unable to raise this additional capital, it will fail. There can be no guarantee that the amount we receive from this Offering will be enough to cover the cost of a subsequent capital raise and our business may not succeed. In addition, we may not be able to raise sufficient capital in the future to continue operating our business until it becomes profitable or to fulfill our business plan. We may be dependent on advances from our parent company, One Door Studios, to continue operations.

Does anyone want this product and will they pay enough for it?

The company will only succeed (and you will only make money) if there is sufficient demand for this streaming service, people think it's a better option than the competition, and the management team has priced the services at a level that allows the company to make a profit and still attract business.

The streaming market is intensely competitive.

There are numerous companies providing video and entertainment streaming to the general public, in a variety of ways, through a variety of branded messages that they believe will earn them significant market share. While no other company is offering the aggregated-content, AI-driven streaming service we intend to offer, it is possible potential customers will opt for another streaming service.

If our efforts to attract and retain members are not successful, our business will be adversely affected.

Our ability to attract members will depend in part on our ability to consistently provide our members with compelling content choices, effectively market our service, as well as provide a quality experience for selecting and viewing TV series and movies. Furthermore, the relative service levels, content offerings, pricing, and related features of competitors to our service may adversely impact our ability to attract and retain memberships. Competitors include other entertainment video providers and streaming entertainment providers, as well as video gaming providers and more broadly other sources of entertainment that our members could choose in their moments of free time. If consumers do not perceive our service offering to be of value, including if we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain members. In addition, many of our members may rejoin our service or originate from word-of-mouth advertising. If our efforts to satisfy our members are not successful, we may not be able to attract additional members, and as a result, our ability to maintain and/or grow our business will be adversely affected. Members may cancel our service for many reasons, including a perception that they do not use the service sufficiently, the need to cut household expenses, availability of content is unsatisfactory, competitive services provide a better value or experience and customer service issues are not satisfactorily resolved. We must continually add new memberships both to replace canceled memberships and to grow our business beyond our current membership base. While we intend to permit multiple users within the same household to share a single account for non-commercial purposes, if account sharing is abused, our ability to add new members may be hindered and our results of operations may be adversely impacted. If we do not grow as expected, given, in particular, that our content costs will be largely fixed in nature and contracted over several years, we may not be able to adjust our expenditures or increase our (per membership) revenues commensurate with the lowered growth rate such that our margins, liquidity and results of operation may be adversely impacted. If we are unable to successfully compete with current and new competitors in both retaining members and attracting new members, our business will be adversely affected. Further, if excessive numbers of members cancel our service, we may be required to incur significantly higher marketing expenditures than we currently anticipate replacing these members with new members.

Our key executives have not yet executed employment agreements with us.

We do not have executed employment or similar agreements with our Chief Executive Officers or our Chief Marketing Officer and, as a result, they are not contractually restricted from competing with us. They are also not obligated to keep our internal strategies, plans, discussions with streaming providers or any other information confidential, or to grant us a license to any intellectual property they may develop for our business. Should any of these officers decide to end their relationship with our company, they could join, or provide our information to, a would-be competitor. In addition, our CMO could sell or license on an exclusive basis his patented technology to a would-be competitor and we may not be able to separately develop or license technology that enables us to realize our business concept. In either case, our business might not survive.

Piracy-based video offerings could adversely impact our business.

Piracy, historically, has posed a serious threat to damage businesses in the music and video download and streaming industry, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free. Furthermore, in the absence of a viable and reasonably priced solution, piracy services have provided an alternative to legal forms of acquiring downloadable or streaming video content. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as internet-based e-commerce or entertainment video providers are increasing their streaming video offerings. The example of the music industry has shown that when a reasonably priced solution (i.e., Spotify) is presented, the demand for piracy becomes less of a threat since most customers would prefer a legal and safe way to stream content on their device. While the Company hopes to present a similar solution for video streaming, it may not succeed as Spotify did in the music industry.

We may never have an operational product or service.

It is possible that there may never be an operational MyStreme streaming service, or a MyStreme streaming service as we currently envision it. It is possible that the failure to release the product is the result of a change in business model upon the Company's determination that the business model, or some other factor, will not be in the best interest of the Company.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other

intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We may also seek to enforce our proprietary rights through court proceedings or other legal actions. We expect to file from time to time, based on our current business plan, for trademark and patent applications. Nevertheless, these applications may not be approved, third parties may challenge any copyrights, patents or trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our intellectual property rights, and we may not be able to prevent infringement or misappropriation without substantial expense to us. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand, content, and other intangible assets may be diminished, competitors may be able to more effectively mimic our service and methods of operations, the perception of our business and service to members and potential members may become confused in the marketplace, and our ability to attract members may be adversely affected.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, streaming technology, our recommendation and merchandising technology, title selection processes and marketing activities.

Trademark, copyright, patent, and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content we produce and distribute through our service. We use the intellectual property of third parties in creating some of our content, merchandising our products and marketing our service. From time to time, third parties may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, or develop non-infringing technology or otherwise alter our business practices on a timely basis in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the internet. We have not searched patents relative to our technology. Defending ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, results in costly litigation and diversion of technical and management personnel. It also may result in our inability to use our current website, streaming technology, our recommendation and merchandising technology or inability to market our service or merchandise our products. We may also have to remove content from our service, or remove consumer products or marketing materials from the marketplace. As a result of a dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our content, merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

If studios, content providers, or other rights holders refuse to license streaming content or other rights upon terms acceptable to us, our business could be adversely affected.

During our "crawl phase" described above, while the Company's subscriber population is too low to attract the largest and most popular content providers, it has the option to aggregate content from providers globally through a proxy relationship with customers in which they allow the Company to manage their subscriptions on their behalf. As a result, we will not have the most advantageous discounts for content viewed. Once we have 1 million subscribers or more, if we are able to reach that amount, we will be able to negotiate with the major content providers directly for discounted rates on their content. Until then, we plan to use each subscriber's existing subscriptions and to enter ccontent relationships with the nearly 200 other content sources who may be eager to have access to an expanding viewer base, thereby increasing their revenues and viewer reach. However, during phase two, our ability to provide our members with content they can watch depends on studios, content, providers, and other rights holders licensing rights, including distribution rights, to such content and certain related elements thereof, such as the public performance of music contained within the content we distribute. The license periods and the terms and conditions of such licenses vary. Content providers may be unwilling to provide us with access to certain content, such as including popular series or movies, or in fact any content. If the studios, content providers, and other rights holders are not or are no longer willing or able to license us content upon terms acceptable to us, our ability to attract subscribers to our platform may be adversely affected and/or our costs could increase. Certain licenses for content provide for the studios or other content providers to withdraw content from service relatively quickly. Because of these provisions as well as other actions we may take, content available through our service could be withdrawn on short notice. If we do not maintain a compelling mix of content, our membership acquisition and retention may be adversely affected, and our business may not survive.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a special purpose vehicle or SPV in this offering. That means that you will invest in Wefunder SPV, LLC (the "SPV") and with the money you pay, it will buy our Class CF Common Stock by becoming a member of the SPV.

The securities in this offering will, therefore, be issued by both the Company and the SPV. The proceeds from the offering will be received by the SPV and invested immediately in the securities issued by the Company. The SPV will be the legal owner of the Class CF Common Stock. Investors in this offering will own membership interests in the SPV. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class CF Common Stock as if they had invested directly with the Company. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law.

You can't easily resell the securities.

There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be

bigger company. That means the money you paid for these securities could be tied up for a long time.

Investors will be non-voting stock and voting control is in the hands of a few large stockholders.

The shares of Class CF Common Stock are non-voting and voting control is in the hands of a few large stockholders. Therefore, investors in this Offering will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, or other major action requiring stockholder approval.

There are zero full time officers in the Company at present. As such, it is likely that the company will not make the same progress as it would if that were not the case.

The offering price has been arbitrarily set by the Company.

We have set the price of our Class CF Common Stock at $4.90 per share based on our estimated pre-offering valuation of $49 million. Valuations for companies at our stage are purely speculative. We have not generated any significant revenue, nor do we have deals in place yet to do so. Our valuation has not been validated by any independent third party, and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

We intend to seek additional capital that could result in stockholder dilution or that may have rights senior to those of holders of our Class CF Common Stock.

The Company will need additional capital to continue operating. Any disruption in the capital markets could make it more difficult and expensive for us to raise additional capital. Even if it does make successful offerings in the future, it could result in your investment being diluted, and, as a result, your investment being worth less. If additional funds are raised through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our Class CF Common Stock.

You may not have access to the same information that later investors may have.

The Company is currently considering conducting future capital raise offerings subsequent to this Offering under Regulation CF, although there can be no assurance that the offering statement for that offering will be qualified, or will not be terminated. The offering statement for future contemplated offerings may contain more information, or different information, than is contained in this Form C. By investing in this Offering, you are taking the risk that you would have made a different investment decision if you had had access to that information.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$75,004**

Use of Proceeds: Use of Proceeds:

73% Media Buys and Marketing, 10% Software Development Team, 7% Offering Expenses, 6.5% WeFunder Fees, 3.5% Contingency.

Media Buys and Marketing - Proceeds will be used to fund social media marketing campaigns, payments to independent marketing firms, perks merchandise, and online marketing platform subscription costs .

Software Development Team - Proceeds will be used to hire key software development personnel charged with the initial development of MyStreme's platform.

Offering Expenses - Consist of legal, accounting, filing, banking, and compliance costs, as applicable, related to the Offering.

WeFunder Fees - In exchange for the use of its platform, WeFunder Portal LLC charges a fee based on the total amount raised on the platform.

Contingency - Describes funds set aside to cover unexpected costs. These funds are on reserve and not allocated to any one category of our overall use of proceeds.

If we raise: **$4,049,997**

Use of Proceeds: 15% Media Buys and Marketing, 7% Offering Expenses, 53% Software Development Team, 12% Tech Equipment & Cloud Services, 3% Business Operations, 6.5% WeFunder Fees, 3.5% Contingency.

Tech Equipment & Cloud Services - Costs associated with purchasing and building the technical infrastructure of the application and platform. Funds will also be used to hire personnel tasked with maintaining said infrastructure.

Business Operations - General overhead costs including, but not limited to, dues and subscriptions, travel expenses, taxes and licenses, administrative software expenses, office supplies and other expenses required to maintain the essential functions of the company.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use

and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Offering Statement

MyStreme, Inc. ("MyStreme," "the Company," "we," or "us"), is offering up to $4,049,997 worth of Class CF Common Stock (the "Offering"). Investments will be made in reliance on Regulation Crowdfunding through MyStreme I, a series of Wefunder SPV, LLC (the "SPV"), a Delaware limited liability company and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The SPV will use the funds received in this Offering to purchase an equivalent amount of Class CF Common Stock, which it will hold on behalf of the investors in this Offering. The SPV has no purpose other than to hold the Class CF Common Stock issued by the Company and pass through the rights related to the Class CF Common Stock, or the Securities.

The minimum target amount under Offering is $75,004.30 (the "Target Offering Amount"). The company must reach its Target Offering Amount of $75,004.30 by April 30, 2023. Unless the company raises at least the Target Offering Amount of $75,004.30 under the Offering by April 30, 2023, no Class CF Common Stock will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Pre-money valuation: $49,000,000.00 pre-money valuation

Price per share: $4.90.

See exact security attached as Appendix B, Investor Contracts

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Voting Common Stock	23,900,000	10,000,000	Yes
Class CF Common			

Stock	1,100,000	0	No
Class A Common Stock	5,000,000	0	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Preferential Payments to Holders of Class CF Common Stock:

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Class CF Common Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of Voting Common Stock or Class A Common Stock by reason of their ownership thereof, an amount per share equal to the Original Issue Price (as defined below), plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class CF Common Stock the full amount to which they shall be entitled, the holders of shares of Class CF Common Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" shall mean, with respect to the Class CF Common Stock, $4.90 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Class CF Common Stock.

Mandatory Conversion:

Upon (a) the closing of the sale of shares of Voting Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time that the Voting Common Stock is listed for trading on the New York Stock Exchange, any tier of The Nasdaq Stock Market LLC, or another exchange or marketplace approved the Board of Directors (the time of such closing or the date and time of such event, the "Mandatory Conversion Time"), (i) all outstanding shares of Class CF Common Stock and Class A Common Stock will automatically convert into an equal number of shares of Voting Common Stock and (ii) such converted Class CF Common Stock and Class A Common Stock shall be retired and cancelled and may not be reissued.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a dilutive offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or granting preferential rights to other security holders.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of all of the voting rights in the Company, the controlling shareholder may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the controlling shareholders may change the terms of the Certificate of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The controlling shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The controlling shareholders have the right to repurchase their securities at any time. controlling shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible

debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under an equity compensation plan, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we may perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We may analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the non-voting Class CF Common Stock of the Company will have no ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name, vote on, or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from Investors, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As an owner of non-voting shares in the Company, the Investor will have limited or no ability to vote on a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for Investors. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its Investors. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

OneDoor Studios LLC, the parent, has advanced the Company $209,670 to fund its formation, organizational and initial operating expenses.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2022	Section 4(a)(2)		$111,235	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Company Overview

MyStreme is the first fan-owned and guided video streaming service. We aspire to provide our subscribers access to ALL global video content for ONE subscription price, much like Spotify and Pandora now do for their music subscribers. And we are focused entirely on providing each subscriber their unique favorite general entertainment, hobbies, education, faith, career, and other video content, integrated into their lives, in one place.

We want to minimize the struggle of navigating many streaming sources, resulting in less time finding content to watch, and more time viewing content. No more wasting hours of family time digging to get to something you can actually watch. MyStreme intends to use AI–which we are currently developing–to curate the aggregated content specific to each subscriber's likes and dislikes. We hope to become the go-to source and the best streaming aggregator for the world's 2.5 billion potential users.

Our mission is to democratize entertainment. Not only is the experience of finding movies frustrating, but the content itself can be frustrating too—the current algorithms in use by other similar companies are not subscriber-focused, but rather, content-focused. MyStreme plans to introduce a new algorithm, as a third party, to address our subscriber's needs first and foremost.

party, to address our subscriber's needs first and foremost.

Our streaming platform, as envisioned, is currently in development. Our goal is to launch our beta test of the platform in early 2024.

Content providers will be a key component in the execution of our vision, including big and small streamers alike, such as Netflix, Amazon, Disney, Peacock, HBO Max, etc. But we don't plan to compete with them—we plan to partner with them. MyStreme will introduce elegant, AI-powered architecture which marries content providers and viewers through never-before-available personalization services including personalized AI content-discovery features and personalized boundaries, as explained below.

We embrace the maxim that the best and surest path to long-term success begins with making friends and partners of our subscribers, investors, and especially our content providers.

We plan to reach our ultimate goal of giving viewers access to all video content worldwide in the three crawl/walk/run phases described below.

What We Are Building

It is our mission to provide viewers powerful content personalization soaring far into their favorite general entertainment and beyond. But, we have some tech we need to build out first.

Currently we are working on developing three core pieces:

1. AI that will help us dive deep into viewers' unique interests, including sports, faith, social media, clubs, professions, hobbies, studies, schedules, and more.

2. To personalize viewer experience, AI-powered technology enabling viewers who are inclined to easily dial in their own personal and uniquely preferred boundaries of violence, expletives, drug use, nudity, and sex. This will especially appeal to those with children.

3. As most viewers prefer to view their programs without commercial interruption, MyStreme is developing another AI powered feature allowing viewers to be paid to screen ads from the brands they choose.

A Value-Add Focus for Two Groups: Streaming Audiences and Content Providers

MyStreme's sole purpose is to be the ultimate service not only for viewers but also for our content providing partners, by making it easier for their audiences to find and enjoy the content they most want to watch.

Streaming audiences are our focus and obsession, as they are a vital commerce engine powering the entertainment industry.

Content providers are MyStreme's equally great obsession. MyStreme does not produce content and so does not directly compete with streaming services. Rather, MyStreme provides a symbiotic relationship with our partners designed to increase their income and viewer population, as well as overall viewer satisfaction.

Our Strategy

Crawl Phase: Our first phase will provide viewer's existing paid subscriptions access to all MyStreme's personalization services, including deeply personalized AI discovery, boundaries filtering services, and being paid to watch ads from sponsors of their choice—all for one low cost. By starting this way in our first phase, we can predict and control our costs as we build our subscriber base.

Walk Phase: As MyStreme's reach expands and as data gradually earns its place to increase subscriber satisfaction, and subsequently lower unsubscribes, we should see a gradual increase in content provider relationships. In this way, we aim to also build MyStreme's strong and vast foundation of mighty pleased subscribers and investors in the United States, enabling our second phase of building toward our ultimate goal.

Run Phase: Our goal is to attract millions of subscribers and investors from around the globe. While there can be no assurance that this will happen, or that this plan will be successful, we plan to execute a series of subsequent capital raises, which, in addition to providing funding, should grow and strengthen our brand awareness and our potential subscriber and user base. Through these raises, over the course of the next three years, we hope to garner an investor and subscriber community of five million in North America and fifty million globally—many of them we hope will be active participants of MyStreme's Advisory Councils (discussed below). Our ultimate goal through this strategy is having ALL content worldwide available under one roof for one reasonable low cost.

During our "crawl phase" described above, while the Company's subscriber population is too low to attract the largest and most popular content providers, it has the option to aggregate content from providers globally through a proxy relationship with customers in which they allow the Company to manage their subscriptions on their behalf. Once we have 1 million subscribers or more, if we are able to reach that amount, we will be able to negotiate with the major content providers directly for discounted rates on their content. Until then, we plan to use each subscriber's existing subscriptions and to enter content relationships with the nearly 200 other content sources who may be eager to have access to an expanding viewer base, thereby increasing their revenues and viewer reach.

Recent Milestones

MyStreme, Inc. was incorporated in the State of Delaware in July 2022.

Since then, we have:

- Secured our International and North American CEOs.

- Completed a successful donation-based campaign on Indiegogo totaling $111,235 from 238 backers.

- Refined our financial models and short term business plans.

- Enabled by our parent company, One Door Studios, added our Chief Marketing Officer to the MyStreme team.

The Voice of All MyStreme's Investors and Subscribers, and its Advisory Councils

MyStreme is serious about its investors and subscribers guiding its business. They are crucial to our plan for rapid market expansion. As such, we are working on creating a system by which our investors and subscribers can offer feedback and have real input in the functionality of our platform and/or any new features we may develop. As the Company is in the early stages of development, we are still working out a lot of the details, including how this will look. Because this system

working out a lot of the details, including how this will look. Because this system is not yet final or operational, you should not rely on its current description in making your investment, but how we currently envision it is below:

We have decided to form one or more volunteer advisory councils (referred to throughout as “Advisory Councils") through which investors and subscribers who participate may propose, comment on, and vote on our service's design and functionality.

We believe this is the age of consumers leading positive new companies, cultures, and entire industries, radically improving and transforming them. MyStreme's obsession with pleasing its subscribers naturally drove us to help capitalize the Company through crowdfunding and, in this journey, we are discovering that investors, potential subscribers and other stakeholders are excited about the vision of our Company and want to be involved in it.

These Advisory Councils are just now being formed and details as to how many individuals will make up each Advisory Council, and how their comments will be tallied and their influence will be integrated, are yet to be determined. However, their counsel and advice is a solemn trust to us and will intend for it to have a significant impact on our initial and ongoing service, design and strategy.

We also intend, when we achieve profitability, to contribute 10% of our profits to fund philanthropic work managed under the guidance of our Advisory Councils, starting with a focus on providing clean water to the world's people who need it most.

Intellectual Property

The Company is currently developing technology for use in its platform that it intendeds to patent. While it currently holds no patents or rights to other intellectual property, and intends to patent its own technology down the road, the Company is also exploring the possibility of licensing or acquiring technology owned by others, as the AI-powered technology enabling viewers who are inclined to easily dial in their own personal and uniquely preferred boundaries of violence, expletives, drug use, nudity, and sex is currently partially available, some now in commercial use, and may be available for the Company's licensing or acquisition. One of these, for example, is presently a working model patented by our Chief Marketing Officer, who is also our parent company's (One Door Studios LLC) Partner, Daniel Cobb (Patent No. 10231019). As the Company is still in the early stages of development, which involves continued refining of its business plan, it is not yet certain which avenues will ultimately be the most beneficial, and has not yet reach a conclusion as to which avenues it will pursue. The Company's budget anticipates completely building any technology that will be required; however, if licensing or acquiring technology is employed, the Company believes this will result in either less cost, earlier delivery or both.

Historical Results of Operations

Our company was organized in July 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- Revenues & Gross Margin. As of the Company's inception date, the Company had revenues of $0 and has not booked any revenue since.

- Assets., As of the Company's inception date, the Company had total assets of $0, including $0 in cash.

- Net Income. The Company has had net income of $0 as of the date of inception.

- Liabilities. The Company's liabilities totaled $0 as of the date of inception.

Liquidity & Capital Resources

To date, the Company has been funded by $209,670 in advances from OneDoor Studios LLC, the parent.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the Offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this Offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this Offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

We were recently formed on July 12, 2022. We are still in early stage development, and need to develop our user-interface, fully develop and/or acquire our AI curation software, fully develop and/or acquire our AI content filtering software, and test our product/platform before we can expect to launch and begin generating revenues and profits. We expect to launch our platform with 12-18 months of raising at least $4 million. Our donation-based campaign on Indiegogo, mentioned above, was our original source of capital, and allowed us to prepare this and subsequent offerings and maintain short-term operations. Short-term burn throughout the campaign will be covered by this initial capital and our rolling closes on Wefunder. MyStreme is also a subsidiary of One Door Studios LLC, which may advance funds in the form of loans or other capital in its sole discretion, but which cannot be guaranteed.

We have limited operating history and have only generated revenues from a non-equity, donation-based campaign on Indiegogo. To date, we have only incurred expenses in connection with the formation of our company, marketing expenses related to the Indiegogo donation-based campaign, and in preparation for this Offering. See the notes to our financial statements for a discussion of subsequent events since the date of our formation.

The Company's cash in hand is $32,552.53, as of January 2023. We were only recently formed, and have generated no revenue from operations to date. The capital we've relied on to date has come entirely from our Indiegogo campaign,

which generated $111,235 of gross proceeds.

We do not expect to have any revenue for over a year. During the next 12 months, we intend to develop our technology into a commercially viable software-as-service platform, funding our development and our operations with funding from capital raises, if and when such funds can be realized. Expenses in the next 3-6 months are also dependent upon the realization of capital raise funds and will only increase from their current rates if and when such funds can be realized.

Our plan for funding the Company for the next several years–before we are able to launch our beta and generate any anticipated revenue from Company operations–involves a series of subsequent capital raises. There can be no assurance that we will be able to raise additional capital. If we do, there can be no assurance that we will raise sufficient funds to fund our ongoing operations and develop our technology. We are dependent on the funds from future capital raises to develop the platform, initiate the necessary partnerships and distribution licenses, and build our subscriber base to start generating revenue. Our beta launch date for our MyStreme platform is currently projected for Q1 or Q2 of 20234.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Thomas Elisher, certify that:

(1) the financial statements of MyStreme, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of MyStreme, Inc. included in this Form reflects accurately the information reported on the tax return for MyStreme, Inc. filed for the most recently completed fiscal year.

Thomas Elisher
Secretary

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any

proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.mystreme.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Mystreme Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Chuck Hasek
- Daniel Brian Cobb
- Jason Brents
- John Lee
- Robert Ghim
- Stephen Wollwerth
- Thomas Elisher

Appendix E: Supporting Documents

- ttw_communications_119990_034020.pdf
- ttw_communications_119990_034011.pdf
- ttw_communications_119990_034017.pdf
- ttw_communications_119990_034027.pdf
- ttw_communications_119990_194009.pdf
- MyStreme_Bios_for_Form_C__Final_3.2.23_.pdf
- MyStreme_-_2nd_Amended_and_Restated_COI_-_1.11.23__Filed_and_Stamped_.pdf
- MyStreme_Bylaws.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Mystreme Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Chuck Hasek
- Daniel Brian Cobb
- Jason Brents

Jason Brents

John Lee

Robert Ghim

Stephen Wollwerth

Thomas Elisher

Appendix E: Supporting Documents

ttw_communications_119990_034020.pdf
ttw_communications_119990_034011.pdf
ttw_communications_119990_034017.pdf
ttw_communications_119990_034027.pdf
ttw_communications_119990_194009.pdf
MyStreme_Bios_for_Form_C__Final_3.2.23_.pdf
MyStreme_-_2nd_Amended_and_Restated_COI_-_1.11.23__Filed_and_Stamped_.pdf
MyStreme_Bylaws.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

MyStreme, Inc.

By

Thomas Elisher

Secretary

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Charles Hasek
North America CEO
3/13/2023

Stephen Wollwerth
EVP CCO
3/8/2023

Jason Brents
Director
3/8/2023

John Lee
Executive Chairman
3/8/2023

Robert Dongwhan Ghim
International CEO
3/8/2023

Thomas Elisher
Secretary
3/8/2023

Thomas Elisher
Secretary
3/8/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.